FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2013

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

Item

1	Translation of Consolidated Results Q1 2013.

2

YPF S.A.

Consolidated Results

Q1 2013

CONTENT

Operating income in the first quarter of 2013 reached ARS 2,533 million

	Jan-Mar	Oct-Dec	Jan-Mar	Var.%
	2012	2012	2013	2013/2012
Amounts expressed in million of Argentine pesos
Revenues	14,850	18,862	18,634	25.5%
Operating income	2,499	1,846	2,533	1.3%
Net income	1,294	1,019	1,258	-2.8%
Comprehensive Income	1,962	2,364	2,643	34.7%
EBITDA	4,447	5,039	5,365	20.7%
Earnings per share ARS	3.29	2.59	3.20	-2.8%
Capital Expenditures	2,132	6,812	4,282	100.8%

Note: Unaudited amounts. Information in accordance with International Financial Reporting Standards (IFRS).

EBITDA = net income + net interest + income tax + deferred income tax + amortizations

1. MAIN MILESTONES AND ECONOMIC MAGNITUDES OF THE FIRST QUARTER 2013

•	Ordinary revenues for Q1 2013 were ARS 18,634 million, a 25.5% increase compared to Q1 2012.

•	Operating income for Q1 2013 increased by 1.3% compared to Q1 2012.

•	EBITDA for Q1 2013 was ARS 5,365 million, a 20.7% increase compared to Q1 2012.

•	Net income for Q1 2013 was ARS 1,258 million, a 2.8 % decrease compared to Q1 2012.

•	Capex was ARS 4,282 million for Q1 2013, a substantial 100.8% increase compared to ARS 2,132 million invested during Q1 2012.

•	During Q1 2013, crude oil production was 226.3 Kbbld, a 0.7% decrease compared to Q1 2012, while natural gas production was 31.4 Mm3d, a 3.7% decrease compared to Q1 2012.

•	In the downstream business, during Q1 2013, the processing level was 90%, a 8.7% increase compared to Q1 2012, leading to a rise in production of refined products.

Operating income for Q1 2013 was ARS 2,533 million, 1.3% higher than for the same period in 2012, mainly due to the fact that stronger incomes slightly exceed increases in purchases of crude and fuel imports and production cost increases.

Operating income in the first quarter of 2013 was ARS 18,634 million, a 25.5% increase compared to Q1 in 2012. This increase was driven mainly by a rise in income from sales of liquid fuel in the domestic market resulting from higher volumes sold (increases of 12.6% in gasoline and 1.9% in diesel) and higher prices (increases of 26.8% in gasoline and 20.9% in diesel). Additionally, there was a substantial boost in the volume of fuel oil marketed locally, which increased from 8 Km3 for Q1 2012 to 129 Km3 for Q1 2013. Moreover, operating income was affected by the positive impact of the price increase achieved for natural gas arising from the implementation of the Incentive Scheme for the Additional Injection of Natural Gas and the adjustment of the Argentine peso-denominated average price for CNG, power plants and industries (thus having a net positive impact on gas sales revenue of ARS 504 million).

Costs of sales for Q1 2013 increased by 33.8% compared to Q1 2012. Purchases increased by 55.7% compared to Q1 2012 mainly as a consequence of the rise in volumes of crude oil purchased from local producers and the increase in volume of diesel and gasoline imported, both with the objective of achieving a greater processing level at refineries (+8.7%) and optimizing internal supply of liquid fuel. Additionally, production costs for Q1 2013 increased by 24.9% compared to Q1 2012 due to increased charges relating to service outsourcing and equipment and facilities rental, crude oil royalties paid as a consequence of higher wellhead prices in pesos, and higher rates on account of recent concession renewals. Finally, we recorded increased amortization (ARS 339 million) relating to higher investment activity, and payroll expenses grew.

Net income for the period was ARS 1,258 million, a 2.8% decrease compared to Q1 2012; mainly as a consequence of the impact of deffered income tax of ARS -481 million.

Total investment in fixed assets for the first quarter of 2013 was ARS 4,282 million, a 100.8% increase compared to Q1 2012. This increased investment stems from a boost in upstream development activities, mainly in unconventional areas, and advances in Downstream projects.

2. ANALYSIS OF OPERATING RESULTS

2.1 UPSTREAM

	Jan-Mar	Oct-Dec	Jan-Mar	Var.%
(Unaudited Figures)	2012	2012	2013	2013/2012
Operating income* (MARS)	2,113	1,194	1,872	-11.4%
Revenues (MARS)	7,652	8,679	8,837	15.5%
Crude oil production (Kbbld)	227.9	225.2	226.3	-0.7%
NGL production (Kbbld)	54.7	53.2	54.6	-0.2%
Gas production (Mm3d)	32.6	32.2	31.4	-3.7%
Total production (Kboed)	487.4	480.9	478.3	-1.9%
Exploration costs (MARS)	114	118	76	-33.7%
Capital Expenditures (MARS)	1,672	5,091	3,654	118.5%
Depreciation (MARS)	1,530	1,800	1,841	20.3%

International Prices
Brent** (USD/bbl)	118.5	110.1	112.5	-5.1%
Gas Henry Hub** (USD/Mmbtu)	2.5	3.5	3.5	39.8%

Realization Prices
Crude oil prices in domestic market Period average (USD/bbl)	69.8	69.3	68.6	-1.7%
Average gas price (USD/Mmbtu)	2.73	2.82	3.73	36.6%

*	Data in accordance with International Financial Reporting Standards (IFRS). Includes consolidated companies.
**	Source: Reuters

Upstream operating income was ARS 1,872 million, a 11.4% decrease compared to Q1 2012.

This decrease was mainly a consequence of a 25.7% increase in operating costs, partially offset by a 15.5% increase in crude oil and natural gas net revenues. Such increase in operating costs is mainly the result of increased production costs resulting from a tariff revision starting in the second quarter of 2012 and increased activity in construction, repair and maintenance contracting, material procurement and heavier payroll expenses. However, it should be noted that operating costs have recently shown some stabilization, as evidenced by a 7% decrease in Q1 2013 compared to Q4 2012. In turn, increased amortization has been recorded (ARS 311 million) as a result of increased investment activity and higher royalties, mainly for crude oil (ARS 188 million), on account of a higher Argentine peso-denominated price at wellhead and the impact of higher royalty rates due to the extension of concessions in the province of Santa Cruz.

The dollar-denominated price for crude oil in the local market fell by 1.7% in the first quarter of 2013, down to 68.6 USD/bbl. As for natural gas, the average sales price was 3.73 USD/Mmbtu, a 36.6% increase compared to Q1 2012, mainly due to the effect of the already mentioned agreement entered into in December 2012 to receive 7.5 USD/Mmbtu for additional gas and sales to CNG, power plants and industries segment. Crude oil and LNG production were 226.3 Kbbld and 54.6 Kbbld respectively, 0.7% and 0.2% decreases, respectively, compared to Q1 2012. Natural gas production was 31.4 Mm3d in the first quarter of 2013, 3.7 % below that of the same period in 2012. Thus, total production of hydrocarbons in the first quarter of 2013 was 478.3 Kbped, compared to 487.4 Kbped for Q1 2012. However, the downward trend in production from previous years continues to revert, as evidenced by a 1.1 Kbbld, or 0.5%, daily average growth in Q1 2013 compared to Q4 2012 crude oil production.

Results for Q1 2013 from upstream controlled companies, including mainly YPF Holdings, YPF International and YPF Servicios Petroleros, were ARS -48.3 million compared to ARS +10 million for Q1 2012.

CAPEX

Investments in upstream were ARS 3,654 million in Q1 2013, a 118.5% increase compared to Q1 2012.

As for development activities, investments made in the Neuquina basin, especially in the Loma La Lata, Aguada Toledo Sierra Barrosa and Octógono areas are worth mentioning. On the other hand, in the Golfo San Jorge basin, investments have continued in the Manantiales Behr and El Trébol areas in order to increase the recovery factor of such areas. Finally, special attention should be placed on the activities carried out in the province of Santa Cruz, primarily in the Barranca Baya and Los Perales areas, as well as the progress made in activities carried out in Vizcacheras block in the province of Mendoza.

As for exploration activities in the Neuquina basin during Q1 2013, investments have been made mainly in the areas of Las Tacanas, Pampa de las Yeguas, and Chihuido de la Sierra Negra. Additionally, noteworthy investments were made in the Escalante-El Trébol area in the Golfo San Jorge basin. Finally, investments were made in the Bolsón del Bermejo basin, in the province of La Rioja.

2.2 DOWNSTREAM

	Jan-Mar	Oct-Dec	Jan-Mar	Var.%
(Unaudited Figures)	2012	2012	2013	2013/2012
Operating income* (MARS)	1,063	1,156	1,210	13.8%
Revenues (MARS)	14,741	17,864	18,264	23.9%
Sales of refined products in domestic market (Km3)	3,621	4,037	3,889	7.4%
Exportation of refined products (Km3)	373	450	450	20.6%
Sales of petrochemical products in domestic market (Ktn)	223	199	179	-19.5%
Exportation of petrochemical products (Ktn)	77	126	70	-9.1%
Crude oil processed (Kboed)	265	293	288	8.7%
Refinery utilization (%)	83%	92%	90%
Capital Expenditures	421	1,717	596	41.8%
Depreciation (MARS)	222	299	286	28.9%
Average domestic market gasoline price (USD/m3)	632	662	694	9.7%
Average domestic market diesel price (USD/m3)	723	750	756	4.6%

*	Data in accordance with International Financial Reporting Standards (IFRS). Includes consolidated companies.
**	Fertilizer sales not included.

Operating income in downstream for Q1 2013 was ARS 1,210 million, a 13.8% increase compared to ARS 1,063 million for Q1 2012.

This increase was mainly the consequence of increased net sales, which recorded a 23.9% increase compared to Q1 2012. Such increase is primarily due to a higher average price in terms of Argentine pesos for gasoline (+26.8%) and diesel (+20.9%), which accounts for a positive result of ARS 1,936 million, as well as increased volumes marketed of such products compared to Q1 2012, with a +12.6% increase in the case of gasoline (ARS 424 million) and +1.9% increase in the case of diesel (ARS 225 million). Additionally, it is important to mention the revenues achieved due to stronger volumes of fuel oil marketed at slightly higher prices (ARS 305 million), which have been mainly channeled to power generation; higher exported volumes of LPG (resulting in increased revenues of ARS 255 million), and finally, the rise in exported volumes of flour and seed oil (resulting in increased revenues of ARS 193 million). On the other hand, as for operating costs (which increased 25.5% in Q1 2013), special attention should be given to the increase in average price and volumes of crude oil purchased from other producers for the purpose of optimizing the processing level in refineries as well as increased imports of Eurodiesel and premium gasoline. Additionally, there have been higher repair and maintenance rates as well as higher rates relating to crude oil transport and port facilities use.

Crude processed volumes during the Q1 2013 were 288 Kbped, a 8.7% increase compared to Q1 2012.

Sales of chemical products dropped both in the domestic and external markets, decreasing by 19.5% and 9.1%, respectively, compared to Q1 2012.

The results of Downstream controlled companies for Q1 2013, including mainly OPESSA, ELERAN and YPF Brasil, were ARS 70.6 million, a 44% increase compared to Q1 2012.

CAPEX

Capital expenditures in the Downstream business for Q1 2013 were ARS 596 million, a 41.8% increase compared to Q1 2012. This increase was mainly caused by the progress of the group of multi-annual projects intended to increase our gasoline and diesel production capacity, as well as the quality of such products, such as the implementation of a new coke unit at the La Plata refinery and the executed activities related to the Continuous Catalytic Reformer at our chemical complex in Ensenada.

2.3 CORPORATE AND OTHERS

This business segment involves mainly corporate costs and other activities that are not reported against any of the previously mentioned businesses.

Net costs for the first quarter of 2013 were ARS 549 million, a ARS 128 million decrease compared to Q1 2012. This decrease was mainly caused by decreased charges with respect to environmental liabilities involving YPF Holdings (+ARS 61 million) and to IT licenses (+ARS 190 million), which were partially compensated by higher salaries (-ARS 35 million) and larger losses from the controlled company A-Evangelista S.A (-ARS 133 million) due to lower margins in its services activities.

2.4 RELATED COMPANIES

Results from related companies for Q1 2013 were ARS 3 million lower compared to Q1 2012. Neutral Q1 2013 results were due to positive results from Refinor, Profertil and our stake in Pluspetrol Energy which were offset by negative results from Mega and Inversora and Central Dock Sud.

3. LIQUIDITY AND SOURCES OF CAPITAL

Total financial debt grew from ARS 17,104 million for Q4 2012 to ARS 18,538 million for Q1 2013, while cash and cash equivalents slightly decreased to ARS 4,315 million for Q1 2013, a 9% decrease compared to Q4 2012. The average cost of peso-denominated debt at the end of the first quarter of 2013 was 18.92%, while the average cost of dollar-denominated debt was 5.38%.

During the first quarter of 2013 the issuance of Bond Series XIV, XIII (reopening) and XV stand out. Series XIV was issued for an amount of ARS 300 million, with a maturity of 12 months and a fixed interest rate of 19%; Series XIII was issued for an amount of ARS 500 million and a variable interest rate of BADLAR+279 basis points; and Series XV was issued in the dollar link form (subscribed in pesos at the official exchange rate and repaid in pesos at the official exchange at the time of maturity) for an amount of USD 229.8 million, with a fixed interest rate of 2.5% and a maturity of 21 months.

Since the end of the first quarter, Bond Series XVI, XVII, XVIII and XIX were issued. Series XVI was issued for an amount of ARS 300 million, with a maturity of 12 months and a fixed interest rate of 19%; Series XVII was issued for an amount of ARS 2,250 million, with an average maturity of 78 months and a variable interest rate (BADLAR) plus a spread of 2.25%; Series XVIII was issued in the dollar link form for an amount of USD 61 million, witih a fixed interest rate of 0.1% and a maturity of 24 months; and Series XIX was issued in the dollar link form for an amount of USD 89 million, with a fixed interest rate of 1.29% and a maturity of 48 months.

4. LA PLATA REFINERY INCIDENT UPDATE

On April 2, 2013 our facilities in the La Plata refinery were hit by a severe and unprecedented storm, which caused a fire and consequently affected the Coke A and Topping C units in the refinery. These incidents temporarily affected the crude processing capacity of the refinery, which had to be stopped entirely. Seven days after the event, the processing capacity was restored to about 100 kbbl/d through the commissioning of two distillation units (Topping IV and Topping D). As of the date of this report, technical evaluations are being carried out with the objective to determine both the date of commissioning of Topping C (the Company is using its best efforts for its implementation within 60 days from the date of the incident) as well as the reduced operational capacity as Coke A will not be recovered. Our preliminary estimate is that processing capacity will be approximately 150 kbbl/d with Coke A not in operation. However, a new Coke A facility is already under construction and is expected to be commissioned by 2015. We expect that to compensate for the missing production, we will need to import additional volumes of fuel to continue to satisfy domestic demand.

As of the date of this report, the Company is in the process of assessing the detailed financial and operating impacts of the incident and, consequently, the analysis of any actions needed to adapt our business strategy. In addition we are in the process of gathering the necessary information to give effect to the existing insurance coverage.

5.1 CONSOLIDATED STATEMENT OF INCOME

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited figures in millions of Argentine pesos)

	Jan-Mar	Oct-Dec	Jan-Mar	Var.%
	2012	2012	2013	2013/2012
Revenues	14,850	18,862	18,634	25.5%
Costs of sales	(10,414)	(14,138)	(13,938)	33.8%

Gross profit	4,436	4,724	4,696	5.9%

Selling expenses	(1,228)	(1,640)	(1,481)	20.6%
Administration expenses	(479)	(702)	(549)	14.6%
Exploration expenses	(114)	(118)	(76)	-33.7%
Other expenses	(116)	(418)	(57)	-50.7%

Operating income	2,499	1,846	2,533	1.3%

Income on investments in companies	3	16	(0)	-106.0%
Financial income (expenses), net	(155)	609	195	-225.6%
Income tax	(908)	(474)	(844)	-7.0%
Deferred income tax	(145)	(978)	(626)	331.8%

Net income for the period	1,294	1,019	1,258	-2.8%

Earnings per share, basic and diluted	3.29	2.59	3.20	-2.8%

Other comprehensive Income	668	1,345	1,385	107.3%

Total comprehensive income for the period	1,962	2,364	2,643	34.7%

EBITDA	4,447	5,039	5,365	20.7%

Note: Information in accordance with International Financial Reporting Standards (IFRS).

EBITDA = Net Income+ net interest + income tax + deferred income tax + depreciation of fixed assets

5.2 CONSOLIDATED BALANCE SHEET

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited figures in millions of Argentine pesos)

	12/31/2012	03/31/2013
Noncurrent Assets
Intangible assets	1,492	1,536
Fixed assets	56,971	60,990
Investments in companies	1,914	1,968
Deferred income tax assets	48	85
Other receivables and advances	1,161	1,483
Trade receivables	15	19

Total Non-current assets	61,601	66,081

Current Assets
Inventories	6,922	7,264
Other receivables and advances	2,635	2,421
Trade receivables	4,044	5,554
Cash and equivalents	4,747	4,315

Total current assets	18,348	19,554

Total assets	79,949	85,635

Shareholders’ Equity
Shareholders’ contributions	10,674	10,674
Reserves and unappropiated retained earnings	20,586	23,229

Total Shareholders’ Equity	31,260	33,903

Noncurrent Liabilities
Provisions	10,663	11,194
Deferred income tax liabilities	4,685	5,348
Other taxes payable	101	96
Salaries and social security	48	53
Loans	12,100	13,961
Accounts payable	162	159

Total Noncurrent Liabilities	27,759	30,811

Current Liabilities
Provisions	820	852
Income tax liability	541	616
Other taxes payable	920	1,316
Salaries and social security	789	660
Loans	5,004	4,577
Accounts payable	12,856	12,900

Total Current Liabilities	20,930	20,921

Total Liabilities	48,689	51,732

Total Liabilities and Shareholders’ Equity	79,949	85,635

Note: Information in accordance with International Financial Reporting Standards (IFRS).

5.3 CONSOLIDATED STATEMENT OF CASH FLOWS

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited figures in millions of Argentine pesos)

	Jan-Mar	Oct-Dec	Jan-Mar
	2012	2012	2013
Cash Flows from operating activities
Net income	1,294	1,019	1,258
Income from investments in companies	(3)	(16)	0
Depreciation of fixed assets	1,790	2,168	2,168
Amortization of intangible assets	31	50	41
Consumption of materials and fixed assets and intangible assets retired, net of provisions	209	324	425
Net increase in provisions	560	899	416
Increase in fixed assets provisions	—	(1)	—
Changes in assets and liabilities	424	(793)	(1,277)
Dividends from investments in companies	—	253	—
Net charge of income tax payment	853	837	739

Net cash flows provided by operating activities	5,158	4,740	3,770

Cash flows used in investing activities
Payments for investments:
Acquisitions of fixed assets and Intangible assets	(3,818)	(5,024)	(4,744)

Net cash flows used in investing activities	(3,818)	(5,024)	(4,744)

Cash flows (used in) provided by financing activities
Payment of loans	(7,629)	(5,876)	(1,956)
Payment of interests	(185)	(336)	(531)
Proceeds from loans	6,251	10,538	3,010
Payments of dividends	—	(303)	—

Net cash flows (used in) provided by financing activities	(1,563)	4,023	523

Effect of changes in exchange rates on cash and equivalents	13	30	19

Increase (Decrease) in Cash and Equivalents	(210)	3,769	(432)

Cash and equivalents at the beginning of year	1,112	978	4,747
Cash and equivalents at the end of year	902	4,747	4,315

Increase (Decrease) in Cash and Equivalents	(210)	3,769	(432)

COMPONENTS OF CASH AND EQUIVALENT AT THE END OF THE PERIOD
Cash	480	950	718
Other Financial Assets	422	3,797	3,597

TOTAL CASH AND EQUIVALENTS AT THE END OF THE PERIOD	902	4,747	4,315

Note: Information in accordance with International Financial Reporting Standards (IFRS).

5.4 MAIN PHYSICAL MAGNITUDES (unaudited figures)

	Unit	2012					2013
		Q1	Q2 *	Q3 *	Q4	Cum. 2012	Q1
Upstream
Crude oil production	Kbbl	20,738	20,683	21,095	20,715	83,231	20,365
NGL production	Kbbl	4,975	3,818	3,722	4,892	17,407	4,918
Gas production	Mm3	2,964	3,101	3,194	2,962	12,221	2,824
Total production	Kbpe	44,352	44,005	44,903	44,239	177,499	43,045
Downstream
Sales of refined products
Domestic market
Gasoline	Km3	1,029	921	1,053	1,126	4,129	1,159
Diesel	Km3	1,910	1,971	2,075	2,073	8,029	1,946
Jet fuel and kerosene	Km3	109	107	112	116	444	108
Fuel Oil	Km3	8	229	332	193	762	129
LPG	Km3	196	266	252	158	872	168
Others**	Km3	369	374	391	371	1,505	379
Total domestic market	Km3	3,621	3,868	4,215	4,037	15,741	3,889
Export market
Petrochemical naphta	Km3	37	109	7	32	185	0
Jet fuel and kerosene	Km3	139	125	130	131	525	131
LPG	Km3	8	17	28	117	170	123
Bunker (Diesel and Fuel Oil)	Km3	175	142	160	162	639	186
Others**	Km3	14	12	19	8	53	10
Total export market	Km3	373	405	344	450	1,572	450
Total sales of refined products	Km3	3,994	4,273	4,559	4,487	17,313	4,339
Sales of petrochemical products
Domestic market
Fertilizers	Ktn	18	56	61	70	205	24
Methanol	Ktn	80	77	63	48	268	49
Others	Ktn	143	122	126	151	542	130
Total domestic market	Ktn	241	255	250	269	1,015	203
Export market
Methanol	Ktn	0	0	0	41	41	8
Others	Ktn	77	53	78	85	293	62
Total export market	Ktn	77	53	78	126	334	70
Total sales of petrochemical products	Ktn	318	308	328	395	1,349	273
Sales of other products
Grain, flours and oils
Domestic market	Ktn	157	260	165	89	671	39
Export market	Ktn	1	3	41	60	105	87
Total Grain, flours and oils	Ktn	158	263	206	149	776	126

*	Production from Q2 2012 and Q3 2012 has been restated with the results of the annual reserves calculation.
**	Includes mainly sales of oil and base lubricants, greases, asphalts, coke coal and others.

This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995.

These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of YPF and its management, including statements with respect to YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict.

YPF’s actual future financial condition, financial ratios, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012 filed with the US Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.

Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or otherwise.

The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

Investors Relations

E-mail: inversoresypf@ypf.com

Website: www.ypf.com

Macacha Güemes 515

C1106BKK Buenos Aires (Argentina)

Phone: 54 11 5441 2911

Fax: 54 11 5441 2113

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 9, 2013	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer

4